SGB INTERNATIONAL HOLDINGS INC.
Jinhuai Middle Street, Hong Hua Yuan Block 1 Unit 907
Fengze District, Quanzhou City, Fujian Province
PRC China 362300
Tel: +86-13611930299

June 27, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re:	SGB International Holdings Inc. (the “Company”)
Form 8-K
Filed May 12, 2011
File No. 0-53490

     We write in response to your letter dated June 10, 2011 with respect to the above-noted filing of the Company. We are preparing to respond to the comments you have provided. Given the substantial number of comments in your letter, we expect to provide a complete response to all comments by no later than July 22, 2011.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

SGB INTERNATIONAL HOLDINGS INC.

/s/ Xin, Li
Xin, Li
Chief Financial Officer